SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

QUARTERLY REPORT

(From January 1, 2006 to September 30, 2006)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

Attachment:	1. Korean GAAP Non-consolidated Financial Statements
2. Korean GAAP Consolidated Financial Statements
3. U.S. GAAP Consolidated Financial Statements

1.	Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by high entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

-	The demand for LCD panels for Notebook Computers & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display market. There is a competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

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-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. Recently, the domestic portion has grown due to the active participation of domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.

c. Japan: Sharp, IPS-Alpha, etc.

d. China: SVA-NEC, BOE-OT, etc.

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B.	Company

(1)	Business overview

-	We started the TFT-LCD business in 1998. We currently operate seven fabrication facilities located in Gumi and Paju, Korea and four module facilities located in Gumi & Paju, Korea and Nanjing, China.

-	We became the first LCD maker in the world which commenced commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004 , which allows us to produce LCD panels for large TVs and monitors. Following mass production at our 7th generation fab (P7) in January 2006, we became a panel maker who operates both 6th and 7th generation lines, which we believe will strengthen our position as a leader in the LCD TV market.

-	Non-consolidated sales revenue in the third quarter of 2006 increased by around 31% to KRW 2,730 billion compared to KRW 2,086 billion in the second quarter of 2006 and increased by 13% compared to KRW 2,416 billion in the third quarter of 2005.

-	Due to the continuous fall in product prices, we incurred a non-consolidated operating loss of KRW 384 billion in the third quarter of 2006 compared to a non-consolidated operating loss of KRW 445 billion in the second quarter of 2006. We also incurred a non-consolidated net loss of KRW 321 billion in the third quarter of 2006 compared to a non-consolidated net loss of KRW 322 billion in the second quarter of 2006.

-	Business area of the company for disclosure is limited to LCD business.

(2)	Market shares

-	World wide market share of large-size TFT-LCD panels (≥ 10”) based on revenue

	Q2 2006	2005	2004
Panel for Notebook Computer	25.1%	22.5%	19.6%
Panel for Monitor	15.7%	22.5%	22.6%
Panel for TV	22.7%	23.9%	19.8%
Total	20.0%	22.2%	20.9%

*	Source: DisplaySearch Q3 2006

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(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business

-	Due to our downward adjustment of 2006 capital expenditure, P7 is expected to reach a production capacity of 75,000 input glass sheets per month by the end of 2006.

-	We have commenced building construction of P8 at our Paju display cluster in Korea in anticipation of growth in the TFT-LCD market, and decided to invest in a multi-purpose generation 5.5 facility at P8 plant to meet our customer’s forthcoming needs, particularly in the expanding wide format notebook and high-end monitor segments.

-	In September 2005, we entered into an agreement to build a ‘back-end” module production plant in Wroclaw, Poland, becoming the first global LCD industry player to commence such a production facility in Europe. We broke ground on the plant in June 2006 and expect to begin production - during the first half of 2007. In October 2006, we formed a strategic alliance with Toshiba Corporation whereby Toshiba would take a 19.9% equity participation in our subsidiary, a LCD module plant, in Poland currently under construction in Wroclaw, Poland and LG.Philips LCD Poland Sp. z o.o. would supply Toshiba with a quantity of LCD TV panels produced in the plant in Poland.

-	In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in August 2006, we established LG.Philips LCD Guangzhou Co., Ltd. which plant is under construction.

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(5)	Organization chart as of September 30, 2006

- JRD : Joint Representative Director

- CEO : Chief Executive Officer

- CFO : Chief Financial Officer

- COO : Chief Operating Officer

- CTO : Chief Technology Officer

2.	Information Regarding Shares

A.	Change in Capital Stock

(Unit : KRW, Share)

Date	Descriptions	Change of Number of Common Shares	Face amount per share
July 23, 2004	Initial Public Offering*	33,600,000	5,000
September 8, 2004	Over-allotment Option**	1,715,700	5,000
July 27, 2005	Follow-on Offering***	32,500,000	5,000

*	ADSs offering : 24,960,000 shares (US$30 per Share, US$15 per ADS) Offering of common stock : 8,640,000 shares (KRW34,500 per Share)
**	Pursuant to underwriters’ exercise of over-allotment option (US$30 per Share, US$15 per ADS)
***	ADSs offering (US$42.64 per Share, US$21.32 per ADS)

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B.	Convertible Bonds

(Unit : USD, Share)

	Item	Contents
	Issuing Date	April 19, 2005
	Maturity (Redemption Date after Put Option Exercise)	April 19, 2010 (October 19, 2007)
	Face Amount	475,000,000
	Offering method	Public Offering
	Conversion period	Convertible into shares of common stock in the period from June 27, 2005 to April 4, 2010
	Conversion price	KRW 58,251 per share*
Conversion status	Number of shares already converted	None
	Number of convertible shares	8,276,681 shares if all convertible bonds are converted*
	Remarks	- Registered form - Listed on Singapore Exchange

*	Conversion price was adjusted from KRW 58,435 to KRW 58,251 and the number of convertible shares was adjusted from 8,250,620 to 8,276,681 according to follow-on offering as of July 27, 2005.

C.	Shareholder List

(1)	Total shares issued : 357,815,700 shares as of September 30, 2006

(2)	Largest shareholder and related parties as of September 30, 2006

(Unit: share)

Name	January 1, 2006	Increase/Decrease	September 30, 2006
LG Electronics	135,625,000 (37.90)%	—	135,625,000 (37.90)%
Total	135,625,000 (37.90)%	—	135,625,000 (37.90)%

(3)	Shareholders who own 5% or more of our shares as of December 31, 2005

(Unit: share)

Name	Type of Stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.90%
Philips Electronics	Common Stock	117,625,000	32.87%
Citibank N.A.*	Common Stock	36,518,569	10.21%

Total		289,768,569	80.98%

*	ADSs Depositary

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D.	Voting rights as of September 30, 2006

(Unit: share)

Description		Number of shares
1.	Shares with voting rights [A-B]	357,815,700
	A. Total shares issued	357,815,700
	B. Shares without voting rights	—
2.	Shares with restricted voting rights	—

	Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

(1)	Dividends during the recent 3 fiscal years

Description	2006 (Q1 ~ Q3)	2005	2004
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	(-)594,968	517,012	1,655,445
Earnings per share (Won)	(-)1,663	1,523	5,420
Retained earning for dividends (Million Won)	2,885,381	3,480,349	2,963,337
Total cash dividend amount (Million Won)	—	—	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share are calculated based on par value of 5,000 Won.

(Stock split was made from par value of 10,000 Won to par value of 5,000 Won per share as of May 25, 2004.)

*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share is calculated by net income divided by weighted average number of common stock.

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3.	Major Products and Materials

A.	Major products in 2006 (Q1 ~ Q3)

(Unit: In billions of Won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT- LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	6,589	(91.1)%
		TFT-LCD (Korea*)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	645	(8.9)%
Total					7,234	(100)%

*	Local export was included.

B.	Average selling price trend of major products

			(Unit: USD / m2)
Description	2006 Q3	2006 Q2	2006 Q1
TFT-LCD panel	1,430	1,598	1,953

*	Half-finished products in cell format are excluded.
**	Quarterly average selling price per square meter of net display area shipped
***	Consolidated basis

C.	Major materials

					(Unit: In billions of Won	)

Business area	Purchase types	Items	Specific use	Purchase amount (%)	Remarks
TFT-LCD	Materials	Glass	LCD Panel Manufacturing	944 (20.0)%	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Back- Light		1,345 (28.5)%	Heesung Electronics Ltd., etc.
		Polarizer		471 (10.0)%	LG Chem., etc.
		Others		1,966 (41.5)%
	Total			4,726 (100.0)%

D.	Price trend of major materials

-	Prices of major materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials according to the increased production of larger-size panels.

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4.	Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

				(Unit : 1,000 Glass sheets)

Business area	Items	Business place	2006 (Q1 ~ Q3)	2005	2004
TFT-LCD	TFT-LCD	Gumi, Paju	7,260	8,128	6,644

(2)	Calculation of Capacity

a.	Method

	Assumptions for calculation

-	Based on input glass

‚	Calculation method

-	Input capacity of recent month x given periods (9 months) in case of 2006 (Q1 ~ Q3)

-	Average monthly input capacity for 4th quarter x given periods (12 months) in case of 2005 and 2004.

b.	Average working hours

-	Refer to B-(2)

B.	Production performance and working ratio

(1)	Production performance

				(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2006 (Q1 ~ Q3)	2005	2004
TFT-LCD	TFT-LCD	Gumi, Paju	6,634	7,544	6,033

*	Based on input glass

(2)	Working Ratio *

			(Unit: Hours	)

Business place (area)	Available working hours of 2006 (Q1 ~ Q3)	Real working hours of 2006 (Q1 ~ Q3)	Average working ratio
Gumi, Paju (TFT-LCD)	6,552 (24 hours X 273 Days)	6,552 (24 hours X 273 Days)	100%

*	Working hours for R&D activities were included.

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C.	Investment plan

(1)	Investment in progress

						(Unit: In billions of Won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q3 ‘04~	Building/ Machinery, etc.	Capacity expansion	7,050	5,160	1,890	—

(2)	Investment Plan (Consolidated basis)

					(Unit: In billions of Won)

Business area	Project	Expected yearly investment			Investment effects	Remarks
		2006 *	2007 *	2008 **
TFT-LCD	New / Expansion, etc.	3,035	1,100	—	Capacity Expansion, etc.

*	Expected investments in 2006 and in 2007 are subject to change depending on market environment.
**	Expected investments in 2008 cannot be projected due to industry characteristics.

5.	Sales

A.	Sales performance

					(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2006 (Q1 ~ Q3)	2005 (Q1 ~ Q3)	2005
TFT-LCD	Products, etc.	TFT-LCD	Overseas	6,589	5,659	8,114
			Korea*	645	556	776
			Total	7,234	6,215	8,890

*	Local export was included.

B.	Sales route and sales method

(1)	Sales organization

-	As of September 30, 2006, each of IT business unit, TV business unit, and Small & Medium Displays business unit has individual sales and customer support function.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong and Shanghai) perform sales activities in overseas countries and provide technical support to customers.

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(2)	Sales route

-	LG.Philips LCD HQ → Overseas subsidiaries (USA/Europe/Japan/Taiwan /Hong Kong/Shanghai), etc. → System integrators, Branded customers → End users

-	LG.Philips LCD HQ → System integrators, Branded customers → End users

(3)	Sales methods and conditions

-	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

-	To secure stable sales to major PC makers and the leading consumer electronics makers globally

-	To increase sales of premium Notebook Computer products, to strengthen sales of the larger size and high-end Monitor segment and to lead the large and wide LCD TV market

-	To diversify our market in the application segment, including products such as mobile phone, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

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6.	Directors & Employees

A.	Members of Board of Directors as of September 30, 2006

Name	Date of Birth	Position	Principal Occupation
Bon Joon Koo	December 24, 1951	Joint Representative Director, Vice-Chairman and Chief Executive Officer	—

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	—

Hee Gook Lee	March 19, 1952	Director	President and Chief Technology Officer of LG Electronics

Rudy Provoost	October 16, 1959	Director	Chief Executive Officer of Philips Consumer Electronics and Member of Philips Group Management Committee

Bongsung Oum	March 2, 1952	Outside Director	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Outside Director	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Outside Director	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

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B.	Committees of the Board of Directors

Committee	Member
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han
Remuneration Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun
Outside Director Nomination and Corporate Governance Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Bart van Halder, Mr. Dongwoo Chun

C.	Director & Officer Liability Insurance

(1)	Overview of Director & Officer Liability Insurance (as of September, 2006)

(Unit: USD)

Name of insurance	Premium paid in Q3 2006	Limit of liability	Remarks
Directors & Officers Liability Insurance	1,500,000	100,000,000	—

*	In July 2006, LPL renewed director & officer liability insurance with coverage until July 2007.

(2)	The approval procedure for the Director & Officer Liability Insurance

-	Joint Representative Directors approved the limit for liability, coverage and premiums.

(3)	The insured

1.	LG.Philips LCD Co., Ltd. and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

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(4)	The Covered Risks

1.	The Loss for shareholders or 3rd party, arising from any alleged Wrongful Act of director or officer of the company in their respective capacities, in spite of their fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss means damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company is covered. (Except for exclusions)

(5)	Exclusions

1.	General Exclusions (any loss related to following items)

-	Any illegal gaining of personal profit, dishonest or criminal act;

-	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

-	Profits in fact made from the purchase or sale of securities of the Company using non- public information in an illegal manner;

-	Payment of commissions, gratuities, benefits or any other favor provided to political group, government official, director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

-	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

-	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc.;

-	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

-	Pollutants, contamination;

-	Act or omission as directors or officers of any other entity other than the Company;

-	Nuclear material, radioactive contamination;

-	Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy ;

-	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

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2.	Special Exclusions (any loss related to following items)

-	Punitive Damage

-	Nuclear Energy Liability

-	Mutual claim between Insureds

-	Claim of 15% Closely Held entity

-	Claim of Regulator

-	Professional Service liability

-	SEC (Securities and Exchange Commission) – 16(b)

-	ERISA(Employee Retirement Income Security Act)

-	The so called ‘Year 2000 Problem’

-	War & Terrorism

-	Asbestos/Mould liability

-	Patent / Copyright liability, etc.

D.	Employees

(as of September 30, 2006)	(Unit: person, in millions of Won)

Sex	Details of employees				Total Salary in 2006 (Q1 ~ Q3)	Per Capita Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	5,580	5,610		11,190	331,512	30	4.1
Female	459	5,150		5,609	118,814	21	2.2
Total	6,039	10,760		16,799	450,326	27	3.4

*	Directors and executive officers are excluded.

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E.	Stock Option

The following table sets forth certain information regarding our stock option plan as of September 30, 2006.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	100,000
Ki Seon Park	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	70,000	0	70,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Budiman Sastra	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Won Wook Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Woo Shik Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Total						410,000		410,000

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7.	Financial Information

A.	Financial Highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of Won)

Description	2006 (Q1 ~ Q3)	2005	2004	2003	2002
Current Assets	2,641,140	3,196,934	2,638,616	1,918,329	806,156
Quick Assets	1,914,223	2,725,169	2,170,617	1,644,838	463,539
Inventories	726,917	471,765	467,999	273,491	342,617
Fixed Assets	10,325,876	9,798,981	6,960,077	4,295,753	3,613,748
Investments	1,012,131	660,628	409,955	203,343	147,832
Tangible Assets	9,142,075	8,988,459	6,366,651	3,874,428	3,210,884
Intangible Assets	171,670	149,894	183,471	217,982	255,032
Total Assets	12,967,016	12,995,915	9,598,693	6,214,082	4,419,904
Current Liabilities	2,168,009	2,594,282	1,900,765	2,044,005	1,117,066
Non-current Liabilities	3,727,446	2,726,036	1,925,286	1,276,045	1,436,775
Total Liabilities	5,895,455	5,320,318	3,826,051	3,320,050	2,553,841
Capital Stock	1,789,079	1,789,079	1,626,579	1,450,000	1,450,000
Capital Surplus	2,275,172	2,279,250	1,012,271
Retained Earnings	3,013,718	3,608,686	3,091,674	1,436,229	417,129
Capital Adjustment	(-)6,408	(-)1,418	42,118	7,803	(-)1,066
Total Shareholder’s Equity	7,071,561	7,675,597	5,772,642	2,894,032	1,866,063
Sales Revenues	7,233,521	8,890,155	8,079,891	6,031,261	3,518,289
Operating Income	(-)794,370	447,637	1,640,708	1,086,517	215,724
Ordinary Income	(-)816,570	367,281	1,683,067	1,009,731	293,249
Net Income	(-)594,968	517,012	1,655,445	1,019,100	288,792

*	For the purpose of comparison, Financial Statements for FY 2003 & 2002 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

17

B.	R&D Expense

(1)	Summary

(Unit: In millions of Won)

	Account	2006 (Q1 ~ Q3)	2005	2004	Remarks
	Direct Material Cost	208,010	253,930	170,051
	Direct Labor Cost	65,108	72,142	58,202
	Depreciation Expense	14,987	11,710	11,078
	Others	24,777	23,979	13,874
	R&D Expense Total	312,882	361,761	253,205
Accounting Treatment	Selling & Administrative Expenses	56,166	55,057	43,095
	Manufacturing Cost	256,716	306,704	210,110
	R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]	4.33%	4.07%	3.13%

*	Capex for R&D, Manufacturing Cost for R&D test run are excluded.

(2)	R&D achievements

[Achievement in 2004]

1)	Development of 20.1-inch AMOLED

-	Joint development of 20.1-inch AMOLED with LG Electronics

-	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2)	Development of copper bus line

-	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3)	Development and mass production of world’s largest TFT-LCD panel for Full-HD TV (55-inch) in October 2004.

-	Stitch Lithography and Segmented Circuit Driving to cope with large-size LCD Panel

-	Achievement of High Contrast Ratio and Fast Response Time through new technologies

-	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4)	Development of Ultra High Resolution Product (30-inch)

-	World’s 1st success in mass production of LCM applying Cu Line(source & gate Area)

-	Achievement of Ultra High Resolution (2560x1600 : 101ppi)

18

5)	Development of the world’s lowest power-consumption, 32-inch Wide LCD TV Model

-	Development of the world’s lowest power consumption, under 90W model (EEFL applied)

-	High Contrast Ratio, Fast Response Time (DCR + ODC applied)

[Achievement in 2005]

6)	Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook Computer

-	World’s 1st 500nit luminance and 72% color gamut in 17-inch wide for Notebook Computer

-	Development of 6200nit luminance backlight

7)	Development of world’s largest 10.1-inch Flexible Display

-	Joint development with E-ink Corporation

8)	37-inch, 42-inch, 47-inch Full-HD Model Development, applying Low Resistance Line (Copper bus Line)

-	World’s 1st mass production of copper bus line Model

-	Realize Full HD Resolution (1920x1080)

9)	37-inch wide LCD Model development which is world’s best in power consumption

-	The lowest power consumption of below 120W (applying EEFL)

-	High Contrast Ratio, Fast Response Time with DCR, ODC Technology.

[Achievement in 2006]

10)	Development of High Brightness/Color gamut 17-inch wide slim LCD for Notebook Computer

-	Slim model (10t→7t), featuring 500nit, NTSC 72%

-	Development of Slim and High Brightness Backlight

11)	World’s largest size 100-inch TFT-LCD development

-	High quality image without noise or signal distortion, applying low resistance copper bus line

-	High dignity picture for Full HDTV

12)	32-inch/42-inch HCFL Scanning Backlight applied LCD TV Model Development

-	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning Technology

-	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) Application

13)	World’s largest 20.1-inch TFT-LCD for Notebook Computer Development

-	S-IPS Mode, sRGB, Realization of DCR 3000:1 by Backlight Control, Brightness 300nit

14)	Ultra-slim TFT-LCD development for mobile phones

-	Realization of 1.3t by reducing light guide plate & glass thickness

15)	The fast response 2.0” TFT-LCD development for mobile phones

-	Realization of high quality image by new liquid crystal development (25ms→16ms)

16)	Wide Color Gamut 30” Wide TFT-LCD Monitor Development

-	Realization of 92% high color gamut by Application of WCG CCFL

19

C.	Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
	April 2004	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	October 2004	AA-
	March 2005	AA-
	June 2005	AA-
Corporate	June 2006	AA-
Debenture	May 2004	AA-	Korea Investors Service, Inc. (AAA ~ D)
	October 2004	AA-
	March 2005	AA-
	June 2005	AA-
	June 2006	AA-
Commercial Paper	April 2004	A1
	December 2004	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	June 2005	A1
	January 2006	A1
	June 2006	A1
	May 2004	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2004	A1
	June 2006	A1

D.	Remuneration for directors in 2006 (Q1 ~ Q3)

(Unit: In millions of Won)

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Remarks
Inside Directors (4 persons)	1,008	13,400	252
Outside Directors (5 persons)	210		42	Audit committee consists of three outside directors.

20

E.	Derivative contracts

(1)	Foreign currency forward contracts

(Unit: In millions)

Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	2,467	(Won)	2,374,463	(Won) 925.22:US$1 ~ (Won) 1,050.20:US$1	October 2, 2006 ~ September 6, 2007
SHINHAN BANK and others		EUR 210	(Won)	253,779	(Won) 1,164.28:EUR1 ~ (Won) 1,277.94:EUR1	October 11, 2006 ~ June 13, 2007
HSBC and others	(Won)	316,558		JP¥ 37,100	(Won) 8.153:JP¥1 ~ (Won) 9.362:JP¥1	October 2, 2006 ~ June 12, 2007
CITI and others	US$	82		JP¥ 9,500	JP¥114.00:US$1 ~ JP¥116.06:US$1	October 16, 2006 ~ February 14, 2007

(2)	Cross Currency Swap

(Unit: In millions )

Contracting party	Contract Amount			Contract interest rate	Maturity date
ABN AMRO and others	Buying position	US$	250	3 Month Libor	October 12, 2006 ~
	Selling position	(Won)	252,065	4.15% ~ 4.54%	August 29, 2011

(3)	Interest Rate Swap

(Unit: In millions )

Contracting party	Contract Amount		Contract interest rate		Maturity date
Standard Chartered First Bank Korea	US$	150	Floating Rate Receipt	6 Month Libor	May 21, 2009 ~
			Fixed Rate Payment	5.375% ~ 5.644%	May 24, 2010

21

(4)	Currency Option

(Unit: In millions )

Contracting party	USD Put Option Buying Position		USD Call Option Selling Position		Strike Price		Maturity date
Korea Development Bank and others	US$	50	US$	100	(Won) (Won)	957.30:US$1 ~ 966.50:US$1	May 21, 2007 ~ June 21, 2007

F.	Status of Equity Investment as of September 30, 2006

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100%
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100%
LG.Philips LCD Germany GmbH	960,000	960,000	100%
LG.Philips LCD Taiwan, Co., Ltd.	11,549,994	11,549,994	100%
LG.Philips LCD Nanjing Co., Ltd.	*	*	100%
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100%
LG.Philips LCD Shanghai Co., Ltd.	*	*	100%
LG.Philips LCD Poland Sp. z o.o. **	769,040	769,040	100%
LG.Philips LCD Guangzhou Co., Ltd.	*	*	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%

*	No shares have been issued in accordance with the local laws and regulations.
**	On October 26, 2006, we injected the paid-in capital of US$ 18,000,000 into LG.Philips LCD Poland Sp. z o.o. and our ownership ratio thereafter remained 100%.

22

LG.Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

September 30, 2006 and 2005

LG.Philips LCD Co., Ltd.

Index

September 30, 2006 and 2005

Page(s)
Report of Independent Accountants	1 – 2
Non-Consolidated Financial Statements
Balance Sheets	3
Statements of Operations	4
Statements of Cash Flows	5 – 6
Notes to Non-Consolidated Financial Statements	7 – 21

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of September 30, 2006, and the related non-consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2006 and 2005, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2005, and the related non-consolidated statements of operations, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 20, 2006. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2005, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2005.

Samil Pricewaterhouse Cooper is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refer to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

October 27, 2006

This report is effective as of October 27, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

September 30, 2006 and December 31, 2005

(Unaudited)

(in millions of Korean won)

	2006		2005
Assets
Current assets
Cash and cash equivalents	(Won)	333,690	(Won)	1,465,025
Available-for-sale securities		23		354
Trade accounts and notes receivable, net (Notes 8 and 11)		1,370,920		1,034,196
Inventories, net (Note 4)		726,917		471,765
Other accounts receivable, net (Note 11)		20,181		15,751
Accrued income, net		657		1,369
Advanced payments, net		2,591		5,959
Prepaid expenses		39,127		20,532
Prepaid value added tax		42,319		102,094
Deferred income tax assets (Note 9)		35,501		4,647
Others (Note 8)		69,214		75,242

Total current assets		2,641,140		3,196,934

Property, plant and equipment, net		9,142,075		8,988,459
Long-term financial instruments (Note 3)		16		16
Equity-method investments		338,669		213,968
Non-current guarantee deposits		17,333		24,000
Long-term prepaid expenses		138,657		83,023
Deferred income tax assets (Note 9)		517,456		339,621
Intangible assets, net		171,670		149,894

Total assets	(Won)	12,967,016	(Won)	12,995,915

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 11)	(Won)	874,036	(Won)	563,874
Other accounts payable (Note 11)		869,734		1,445,471
Advances received		852		609
Withholdings		3,972		12,004
Accrued expenses		116,848		73,772
Ramp up costs (Note 4)		—		19,499
Warranty reserve		21,958		16,023
Current maturities of debentures and long-term debts (Note 5)		240,849		429,352
Others (Note 8)		39,760		33,678

Total current liabilities		2,168,009		2,594,282

Income (loss) before income tax benefit

Debentures, net of current maturities and discounts on debentures (Note 6)		2,795,742		2,385,272
Income tax benefit		860,218		297,577
Accrued severance benefits, net		71,486		43,187

Total liabilities		5,895,455		5,320,318

Commitments and contingencies (Note 8)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share ; 400 million shares authorized ; 358 million shares issued and outstanding		1,789,079		1,789,079
Capital surplus		2,275,172		2,279,250
Retained earnings		3,013,718		3,608,686
Capital adjustments		(6,408)		(1,418)

Total shareholders’ equity		7,071,561		7,675,597

Total liabilities and shareholders’ equity	(Won)	12,967,016	(Won)	12,995,915

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

3

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Operations

Three-Month and Nine-Month Periods Ended September 30, 2006 and 2005

(Unaudited)

(in millions of Korean won, except per share amounts)

	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
	2006		2005		2006		2005
Sales (Notes 11 and 12)	(Won)	2,729,486	(Won)	2,416,322	(Won)	7,233,521	(Won)	6,215,168
Cost of sales (Note 11)		3,017,868		2,069,988		7,684,498		5,837,207

Gross profit (loss)		(288,382)		346,334		(450,977)		377,961

Selling and administrative expenses		96,065		103,586		343,393		268,725

Operating income (loss)		(384,447)		242,748		(794,370)		109,236

Non-operating income
Interest income		4,586		15,085		21,876		35,639
Rental income		1,850		25		5,893		25
Foreign exchange gain		22,096		72,041		136,329		131,559
Gain on foreign currency translation		25,321		28,209		53,322		28,209
Gain on valuation of equity method investments		29,810		1,401		79,921		2,906
Gain on disposal of property, plant and equipment		396		16		486		2,012
Others		4,933		3,597		24,061		11,025

		88,992		120,374		321,888		211,375

Non-operating expenses
Interest expenses		39,563		25,866		110,599		73,124
Foreign exchange losses		23,657		63,524		174,255		138,931
Loss on foreign currency translation		26,090		36,446		26,120		31,700
Donations		288		750		1,542		843
Loss on disposal of accounts receivable		5,256		1,566		8,319		6,519
Loss on disposal of available-for-sale securities		118		—		153		—
Loss on valuation of equity method investments		35,525		13,680		4,006		10,309
Loss on disposal of property, plant and equipment		—		79		1,046		101
Ramp up costs (Note 4)		—		7,147		18,043		7,147
Others		—		—		5		—

		130,497		149,058		344,088		268,674

Income (loss) before income tax benefit		(425,952)		214,064		(816,570)		51,937

Income tax benefit		(104,986)		(12,863)		(221,602)		(137,227)

Net income (loss)	(Won)	(320,966)	(Won)	226,927	(Won)	(594,968)	(Won)	189,164

Basic ordinary income (loss) per share (Note 10)	(Won)	(897)	(Won)	651	(Won)	(1,663)	(Won)	568

Basic earnings (loss) per share (Note 10)	(Won)	(897)	(Won)	651	(Won)	(1,663)	(Won)	568

Diluted ordinary income (loss) per share (Note 10)	(Won)	(897)	(Won)	649	(Won)	(1,663)	(Won)	568

Diluted earnings (loss) per share (Note 10)	(Won)	(897)	(Won)	649	(Won)	(1,663)	(Won)	568

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

4

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Nine-Month Periods Ended September 30, 2006 and 2005

(Unaudited)

(in millions of Korean won)

	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
	2006		2005		2006		2005
Cash flows from operating activities
Net income (loss)	(Won)	(320,966)	(Won)	226,927	(Won)	(594,968)	(Won)	189,164

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		638,832		429,051		1,830,776		1,226,943
Amortization of intangible assets		12,416		10,830		37,094		33,493
Provision for severance benefits		7,953		8,374		39,338		34,930
Loss (gain) on foreign currency translation, net		761		10,990		(34,548)		7,563
Loss (gain) on disposal of property, plant and equipment, net		(395)		63		560		(1,911)
Amortization of discount on debentures		8,858		9,025		27,042		20,394
Loss (gain) on valuation of investments using the equity-method of accounting, net		5,715		12,279		(75,915)		7,404
Stock compensation cost		—		(204)		—		35
Others		8,821		3,802		21,429		8,628

		682,961		484,210		1,845,776		1,337,479

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(431,846)		(81,592)		(348,135)		(402,864)
Decrease (increase) in inventories		102,959		(34,827)		(255,153)		(24,410)
(Increase) decrease in other accounts receivable		(8,520)		312		(4,473)		1,145
Decrease in accrued income		387		952		712		166
Decrease in advance payments		1,171		2,886		3,368		4,140
Decrease (increase) in prepaid expenses		32,680		16,588		(2,412)		16,954
Decrease (increase) in prepaid value added tax		22,036		(8,298)		59,775		(4,314)
Decrease in other current assets		2,232		6,150		23,726		67,837
Increase in long-term prepaid expenses		(29,172)		(24,787)		(71,816)		(41,665)
Increase in deferred income tax		(104,985)		(18,624)		(221,602)		(142,989)
Increase in trade accounts and notes payable		340,725		74,934		315,223		118,641
(Decrease) increase in other accounts payable		(45,474)		54,355		(105,943)		67,344
(Decrease) increase in advances received		(2,688)		749		243		1,146
(Decrease) increase in withholdings		(2,626)		(769)		(8,033)		43
Increase (decrease) in accrued expenses		44,192		1,946		43,076		(55,483)
Increase (decrease) in income taxes payable		—		1,055		(19,499)		(73,525)
Decrease in product warranty		(5,119)		(4,353)		(15,340)		(11,186)
Decrease in other current liabilities		(29,378)		(38,972)		(5,289)		(40,016)
Accrued severance benefits transferred from affiliated company, net		—		524		2,947		1,329
Payments of severance benefits		(1,182)		(5,910)		(24,035)		(14,861)
Decrease in severance insurance deposit		223		2,558		10,025		6,043
(Increase) decrease in contribution to National Pension Fund		(13)		28		24		67

		(114,398)		(55,095)		(622,611)		(526,458)

Net cash provided by operating activities		247,597		656,042		628,197		1,000,185

5

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Nine-Month Periods Ended September 30, 2006 and 2005

(Unaudited)

(in millions of Korean won)

	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
	2006		2005		2006		2005
Cash flows from investing activities
Acquisition of equity-method investments	(Won)	(99,856)	(Won)	(22,300)	(Won)	(99,856)	(Won)	(22,967)
Acquisitions of available-for-sale securities		(8)		(23)		(53)		(229)
Proceeds from disposal of available-for-sale securities		—		—		349		—
Proceeds from non-current guarantee deposits		461		2		11,183		27
Payments of non-current guarantee deposits		(48)		—		(4,633)		(4,960)
Acquisitions of property, plant and equipment		(739,430)		(1,348,374)		(2,502,760)		(2,702,281)
Proceeds from disposal of property, plant and equipment 926		245		1,710		2,722
Acquisition of intangible assets		(1,478)		(5,712)		(5,363)		(8,021)
Dividends from equity-method investments		37,643		—		37,643		—

Net cash used in investing activities		(801,790)		(1,376,162)		(2,561,780)		(2,735,709)

Cash flows from financing activities
Repayment on current portion of long-term debts		(219,633)		—		(229,417)		—
Proceeds from issuance of long-term debts		387,616		59,843		632,065		161,743
Proceeds from issuance of debentures		—		—		399,600		873,684
Proceeds from issuance of common stock		—		1,401,179		—		1,401,179

Net cash provided by financing activities		167,983		1,461,022		802,248		2,436,606

Net increase (decrease) in cash and cash equivalents		(386,210)		740,902		(1,131,335)		701,082
Cash and cash equivalents
Beginning of the period		719,900		1,235,169		1,465,025		1,274,989

End of the period	(Won)	333,690	(Won)	1,976,071	(Won)	333,690	(Won)	1,976,071

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

6

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for proceeds of (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800,000.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the Company in its preparation of annual non-consolidated financial statements and are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

See Report of Independent Accountants

7

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable for the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

3.	Financial Instruments

As of September 30, 2006 and December 31, 2005, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

4.	Inventories

Inventories as of September 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Finished products	(Won)	406,540	(Won)	191,918
Work-in-process		229,596		131,483
Raw materials		137,316		124,999
Supplies		90,618		59,750

		864,070		508,150
Less : Valuation loss		(137,153)		(36,385)

	(Won)	726,917	(Won)	471,765

For the nine-month period ended September 30, 2006, the Company recorded ramp-up costs of (Won)18,043 million to counter the unusual low volume of production.

See Report of Independent Accountants

8

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

5.	Current Maturities of Long-Term Debts

Current maturities of long-term debts as of September 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

Type of borrowing	Creditor	Annual interest rates (%) as of September 30, 2006	2006		2005
Long-term Korean won loans	Korea Export- Import Bank	5.9 - 6.1	(Won)	39,267	(Won)	29,417
Long-term Korean won debentures	—	—		—		200,000
Long-term foreign currency loans of US$ 8 million	The Korea Development Bank	3M Libor + 1.0		7,087		—
Long-term foreign currency loans of US$ 6 million	Korea Export- Import Bank	6M Libor + 1.2		5,668		—
Long-term foreign currency loans of US$ 17.5 million	Woori Bank	3M Libor + 1.0		16,534		17,727
Long-term foreign currency debentures of US$ 182.5 million	—	3M Libor + 1.0		172,426		184,872

				240,982		432,016
Less : Discounts on debentures				(133)		(2,664)

			(Won)	240,849	(Won)	429,352

See Report of Independent Accountants

9

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

6.	Long-Term Debts

Long-term debts as of September 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

Type of borrowing	Annual interest rates (%) as of September 30, 2006	2006		2005
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 5.0	(Won)	1,550,000	(Won)	1,750,000
Private debentures, payable through 2011	5.3 – 5.9		600,000		200,000
Less : Current maturities			—		(200,000)
Discounts on debentures			(21,695)		(28,120)

			2,128,305		1,721,880

Foreign currency debentures
Floating rate notes, payable through 2007	3M Libor + 0.6 - 3M Libor + 1.0		284,385		304,913
Term notes, payable through 2006	3M Libor +1.0		77,001		82,559

			361,386		387,472
Less : Current maturities			(172,426)		(184,872)
Discount on debentures			(1,142)		(1,960)

			187,818		200,640

Convertible bonds¹
US dollar-denominated bonds, payable through 2010	—		483,780		483,780
Add : Call premium			84,613		84,613
Less : Discount on debentures			(2,289)		(2,724)
Conversion adjustment			(86,485)		(102,917)

			479,619		462,752

Total debentures		(Won)	2,795,742	(Won)	2,385,272

Won currency loans
General loans	3.5 – 6.1	(Won)	252,769	(Won)	126,420
Less : Current maturities			(39,267)		(29,417)

			213,502		97,003

Foreign currency loans
General loans	3M Libor+0.35, 3M Libor+0.47, 3M Libor+0.99, 3M Libor+1.0, 3M Libor+1.35, 6M Libor+0.41, 6M Libor+1.2		676,005		218,301
Less : Current maturities			(29,289)		(17,727)

			646,716		200,574

Total long-term loans		(Won)	860,218	(Won)	297,577

See Report of Independent Accountants

10

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

¹On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of September 30, 2006, the number of non-converted common shares is 8,276,681.

As of September 30, 2006, foreign currency debentures denominated in U.S. dollars amount to US$ 383 million (December 31, 2005 : US$ 383 million) and foreign currency loans denominated in U.S. dollars amount to US$ 716 million (December 31, 2005 : US$ 215 million).

7.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives with the exercise price of (Won) 44,260 per share. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price. The exercise price has been subsequently adjusted from (Won) 44,260 to (Won) 44,050 per share due to the additional issuance of common stock in 2005. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs since April 7, 2005, is as follows:

	Number of shares under SARs
Option granted as of April, 7, 2005		450,000
Options canceled ¹		40,000

Balance, September 30, 2006		410,000

Exercise price per share	(Won)	44,050

¹Options canceled due to the retirement of an executive officer in 2005.

The Company did not recognize any compensation costs as market price is below the exercise price as of September 30, 2006.

See Report of Independent Accountants

11

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

8.	Commitments and Contingencies

As of September 30, 2006, the Company has bank overdraft agreements with various banks up to (Won)59,000 million.

As of September 30, 2006, the Company has revolving credit facility agreements with several banks totaling (Won)300,000 million and US$100 million (December 31, 2005 : (Won)450,000 million and US$100 million).

As of September 30, 2006, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities for up to an aggregate of US$1,150 million. The Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won) 90,000 million and US$145 million. The amount of negotiated foreign currency receivables outstanding as of September 30, 2006, is (Won)390,759 million (December 31, 2005 : (Won)303,904 million).

As of September 30, 2006, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Philips Electronics.

The Company entered into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows :

(in millions)

Contracting party	Selling position	Buying position	Contract foreign exchange rate	Maturity date
HSBC and others	US$ 2,467	(Won)2,374,463	(Won)925.22:US$1- (Won)1,050.20:US$1	Oct 2, 2006 - Sep 6, 2007
Shinhan Bank and others	EUR 210	(Won)253,779	(Won)1,164.28:EUR1- (Won)1,277.94:EUR1	Oct 11, 2006 - June 13, 2007
HSBC and others	(Won)316,558	JP¥ 37,100	(Won)8.1530:JP¥1- (Won)9.3620:JP¥1	Oct 2, 2006 - June 12, 2007
Citibank and others	US$ 82	JP¥ 9,500	JP¥114.00:US$1- JP¥116.06:US$1	Oct 16, 2006 - Feb 14, 2007

See Report of Independent Accountants

12

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

As of September 30, 2006, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)54,869 million and (Won)20,834 million, respectively. Total unrealized gains and losses of (Won)2,379 million and (Won)2,835 million, respectively, were charged to operations for the nine-month period ended September 30, 2006, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to occur on September 6, 2007. The aggregate amount of all deferred gains and losses of (Won)52,490 million and (Won)17,999 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from September 30, 2006.

For the nine-month period ended September 30, 2006, the Company recorded realized gains of (Won)201,617 million (2005: (Won)85,384 million) on foreign currency forward contracts upon settlement, and realized losses of (Won)61,892 million (2005: (Won)56,250 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts follows :

(in millions)

Contracting party	Buying position	Selling position		Contract foreign exchange rate	Maturity date
ABN AMRO and others	US$ 250		—	3M Libor	October 12, 2006 - August 29, 2011
	—	(Won)	252,065	4.15% - 4.54%

As of September 30, 2006, unrealized losses of (Won)12,530 million were charged to loss on valuation.

For the nine-month period ended September 30, 2006, the Company recorded realized gains of (Won)(83) million (2005 : (Won)219 million) and realized losses of (Won)15,024 million (2005: (Won)9,473 million) on cross-currency swap contracts upon settlement.

The Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured using quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

See Report of Independent Accountants

13

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

A summary of these contracts follows :

(in millions)

Contracting party	USD Put buying	USD Call selling	Strike price	Maturity date
KDB and others	US$ 50	US$ 100	(Won) 957.30:US$1- (Won) 966.50:US$1	May 21, 2007 - June 21, 2007

As of September 30, 2006, unrealized gains of (Won)708 million were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

The Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts follows :

(in millions)

Contracting party	Contract Amount	Contract foreign exchange rate		Maturity date
SC First Bank	US$ 150	Accept floating rate	6M Libor	May 21, 2009 - May 24, 2010
		Pay fix rate	5.375% - 5.644%

As of September 30, 2006, unrealized losses of (Won)2,554 million were charged to capital adjustments, as these contracts fulfill the requirements for hedge accounting for financial statement purposes.

The Company is facing several legal proceedings and claims arising from the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently, the Company filed a complaint against the customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court in Los Angeles, California for alleged infringement of certain patents and violation of U.S. antitrust laws. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In June 2006, the American Arbitration Association decided in favor of the Company.

See Report of Independent Accountants

14

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent County Court in the United Kingdom. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent County Court in United Kingdom. On March 13, 2006, the Company appealed the decision at the Court of Appeals.

In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. In July 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded US $52.4 million in damages to the Company.

On September 20, 2005, the U.S District Court for the Central District of California dismissed some of the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the Court granted the Company’s motion to include the dismissed claims in the case against Tatung and other defendants.

In January 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint against the Company in the United States District Court for the Northern District of Illinois.

The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

See Report of Independent Accountants

15

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

9.	Deferred income tax assets (Liabilities)

Deferred income tax assets (liabilities) as of September 30, 2006 and December 31, 2005, consist of the following :

(in millions of Korean won)

	2006		2005
Inventories	(Won)	27,186	(Won)	8,354
Investments		(16,134)		7,584
Other current assets (liabilities)		2,730		(4,133)
Property, plant and equipment		34,265		34,403
Tax credit carryforwards		421,667		292,976
Deferred income taxes added to shareholders’ equity		(17,543)		(4,631)
Net loss carryforwards		208,897		—
Others		17,506		9,715

		678,574		344,268
Less: Valuation allowance		(125,617)		—

	(Won)	552,957	(Won)	344,268

As the Company anticipates that all tax benefits from the loss carryforwards and tax credits would not be fully realized, a valuation allowance amounting to (Won)125,617 million has been provided as of September 30, 2006.

10.	Earnings Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

See Report of Independent Accountants

16

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

Earnings (loss) per share for the three-month and nine-month periods ended September 30, 2006 and 2005, is calculated as follows:

(in millions, except for per share amount)

	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
	2006		2005		2006		2005
Net income (loss) as reported on the statements of operations	(Won)	(320,967)	(Won)	226,927	(Won)	(594,968)	(Won)	189,164
Weighted-average number of common shares outstanding		358		349		358		333

Earnings (loss) per share	(Won)	(897)	(Won)	651	(Won)	(1,663)	(Won)	568

The Company has issued no diluted securities until convertible bonds were issued on April 19, 2005. Diluted loss per share is identical to basic loss per share and diluted ordinary loss per share to basic ordinary loss per share as the Company recorded net loss and ordinary loss during the three-month period and nine-month periods ended September 30, 2006.

Additionally, diluted earnings per share is identical to basic earnings per share and diluted ordinary income per share to basic ordinary income per share as convertible bonds have no dilutive effect for nine-month period ended September 30, 2005. The diluted earnings per share and diluted ordinary income per share for three-month period ended September 30, 2005, is \649.

Dilutive earnings per share for the three-month period ended September 30, 2005, is as follows:

(in millions, except for per share amount)

	September 30, 2005
Net income allocated to common stock	(Won)	226,927
Add : Interest expense on convertible bonds¹		4,533

Diluted net income allocated to common stock		231,460
Weighted average number of common shares and diluted securities outstanding during the year		357

Diluted earnings per share ²	(Won)	649

¹Tax effect was deducted.

²Convertible bonds have no dilutive effect as these amounts exceed basic earnings per share.

See Report of Independent Accountants

17

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

Additionally, earnings (loss) per share for the three-month period ended June 30, 2006 and for the year ended December 31, 2005, are as follows:

	June 30, 2006		December 31, 2005
Basic earnings (loss) per share	(Won)	(766)	(Won)	1,523
Diluted earnings (loss) per share	(Won)	(766)	(Won)	1,523

See Report of Independent Accountants

18

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

11.	Related Party Transactions

The Company’s ultimate parent company is LG Corporation, while its parent is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the ordinary course of business with related companies for the nine-month periods ended September 30, 2006 and 2005, and the related account balances outstanding as of September 30, 2006 and December 31, 2005, are summarized as follows:

(in millions of Korean won)

	Sales ¹				Purchases ¹
	2006		2005		2006		2005
Parent companies
LG Electronics Inc.-domestic	(Won)	353,257	(Won)	284,781	(Won)	121,195	(Won)	118,895
LG Electronics Inc.-overseas		301,753		61,689		—		2
Philips-domestic		—		—		31,545		122
Philips-overseas		346		—		25,274		34,260
Company that has significant influence over the Company
LG Corporation		—		—		9,327		7,939
Overseas subsidiaries
LG.Philips LCD America, Inc.		700,188		560,268		3		2
LG.Philips LCD Taiwan Co., Ltd.		1,159,108		565,339		47		—
LG.Philips LCD Japan Co., Ltd.		893,430		600,001		4		—
LG.Philips LCD Germany GmbH.		1,207,074		690,373		5		8,079
LG.Philips LCD Nanjing Co., Ltd.		988,363		2,170,908		83,496		1,115
LG.Philips LCD Shanghai Co.,Ltd.		649,596		574,139		15		—
LG.Philips LCD Hongkong Co., Ltd.		452,740		352,543		2		—
LG.Philips LCD Poland Sp. zo.o.		231		—		—		—
Equity-method investee
Paju Electric Glass Co., Ltd.		6		—		96,552		—
Other related parties
LG Chem Ltd.		—		—		422,597		283,647
LG International – domestic		3		417		15,166		2,665
LG International – overseas		118,120		68,922		777,136		897,127
Serveone		281		—		130,853		94,093
Micron Ltd.		139		—		77,620		86,270
LG CNS		5		—		76,592		75,181
Others		22,923		53,231		128,567		38,117

Total	(Won)	6,847,563	(Won)	5,982,611	(Won)	1,995,996	(Won)	1,647,514

¹ Includes sales of (Won)788 million and purchases of property, plant and equipment of (Won)774,536 million.

See Report of Independent Accountants

19

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

(in millions of Korean won)

	Receivables				Payables
	2006		2005		2006		2005
Parent companies
LG Electronics Inc.-domestic	(Won)	128,233	(Won)	27,383	(Won)	21,991	(Won)	66,251
LG Electronics Inc.-overseas		129,071		40,773		—		370
Philips-domestic		—		—		5,359		291
Philips-overseas		56		171		2,007		4,244
Company that has significant influence over the Company
LG Corporation		2,395		10,970		—		1,692
Overseas subsidiaries
LG.Philips LCD America, Inc.		123,405		22,683		—		—
LG.Philips LCD Taiwan Co., Ltd.		178,988		53,521		3		1
LG.Philips LCD Japan Co., Ltd.		57,700		130,090		12		1
LG.Philips LCD Germany GmbH.		521,090		103,637		4		8,886
LG.Philips LCD Nanjing Co., Ltd.		26,941		375,158		20,011		3,068
LG.Philips LCD Shanghai Co.,Ltd.		132,752		202,329		—		—
LG.Philips LCD Hongkong Co., Ltd.		44,735		45,863		54		48
LG.Philips LCD Poland Sp. zo.o.		1,241		1		—		—
Equity-method investee
Paju Electric Glass Co., Ltd.		—		—		18,491		—
Other related parties
LG Chem Ltd.		—		—		112,071		44,602
LG International – domestic		3		11		4,084		986
LG International – overseas		904		3,114		156,234		191,252
Serveone		2,373		—		27,884		36,792
Micron Ltd.		—		—		32,222		55,234
LG CNS		—		—		6,058		32,127
Others		9,212		21,409		55,458		9,791

Total	(Won)	1,359,099	(Won)	1,037,113	(Won)	461,943	(Won)	455,636

Key management¹compensation costs for the nine-month period ended September 30, 2006, are as follows:

(in millions of Korean won)

Officers’ salaries	(Won)	1,218
Post-retirement benefits		301

	(Won)	1,519

¹Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2006 is (Won)13.4 billion.

See Report of Independent Accountants

20

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

12.	Segment Information

The Company operates only one segment, the TFT-LCD division whose export sales represent 91 % of total sales.

The following is a summary of operations by country based on the location of the customers for the nine-month periods ended September 30, 2006 and 2005.

(in millions of Korean won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2006	(Won)	644,409	(Won)	1,159,052	(Won)	896,483	(Won)	700,507	(Won)	2,178,699	(Won)	1,297,249	(Won)	357,122	(Won)	7,233,521

2005	(Won)	556,487	(Won)	565,375	(Won)	600,004	(Won)	560,644	(Won)	3,107,185	(Won)	710,640	(Won)	114,833	(Won)	6,215,168

See Report of Independent Accountants

21

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

September 30, 2006 and December 31, 2005

(Unaudited)

(in millions of Korean won)

	2006		2005
Assets
Current assets
Cash and cash equivalents	(Won)	471,747	(Won)	1,579,452
Available-for-sale securities		23		354
Trade accounts and notes receivable, net (Notes 8 and 11)		1,330,539		1,266,899
Inventories, net (Note 4)		1,148,286		690,785
Other accounts receivable, net (Note 11)		86,968		66,203
Accrued income, net		657		1,369
Advance payments, net		3,761		5,994
Prepaid expenses		40,088		21,603
Prepaid value added tax		82,415		131,230
Deferred income tax assets (Note 9)		36,331		5,373
Other current assets		70,464		76,806

Total current assets		3,271,279		3,846,068

Property, plant and equipment, net		9,578,309		9,199,599
Long-term financial instruments (Note 3)		16		16
Available-for-sale securities		1		1
Equity method investments		17,858		14,156
Non-current guarantee deposits		22,308		28,070
Long-term prepaid expenses		138,734		83,112
Deferred income tax assets (Note 9)		524,535		343,754
Intangible assets, net		181,576		159,306

Total assets	(Won)	13,734,616	(Won)	13,674,082

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (Note 5)	(Won)	421,158	(Won)	308,969
Trade accounts and notes payable (Note 11)		881,443		693,588
Other accounts payable (Note 11)		975,858		1,474,556
Advances received		68,980		58,431
Withholdings		4,750		12,055
Accrued expenses		102,349		69,968
Income tax payable		6,080		21,788
Current maturities of long-term debts (Note 6)		251,563		440,840
Warranty reserve		27,331		24,947
Other current liabilities		45,056		33,693

Total current liabilities		2,784,568		3,138,835

Debentures, net of current maturities and discounts on debentures (Note 6)		2,795,742		2,385,272
Long-term debt, net of current maturities (Note 6)		1,010,933		430,697
Accrued severance benefits, net		71,521		43,206
Long-term accrued expenses		265		—
Deferred income tax liabilities		26		475

Total liabilities		6,663,055		5,998,485

Commitments and contingencies (Note 8)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share; 400 million shares authorized ; 358 million shares issued and outstanding		1,789,079		1,789,079
Capital surplus		2,275,172		2,279,250
Retained earnings		3,013,718		3,608,686
Capital adjustments		(6,408)		(1,418)

Total shareholders’ equity		7,071,561		7,675,597

Total liabilities and shareholders’ equity	(Won)	13,734,616	(Won)	13,674,082

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Operations

Nine-Month Periods Ended September 30, 2006 and 2005

(Unaudited)

(in millions of Korean won, except per share amounts)

	2006		2005
Sales (Notes 11 and 12)	(Won)	7,558,906	(Won)	7,112,883
Cost of sales (Note 11)		7,842,081		6,638,041

Gross profit (loss)		(283,175)		474,842

Selling and administrative expenses		419,275		339,529

Operating income (loss)		(702,450)		135,313

Non-operating income
Interest income		23,536		36,487
Rental income		5,893		25
Foreign exchange gain		228,071		200,758
Gain on foreign currency translation		61,395		44,220
Gain on disposal of property, plant and equipment		488		49
Gain on valuation of equity method investments		3,775		—
Others		18,831		9,133

		341,989		290,672

Non-operating expenses
Interest expenses		125,759		78,675
Foreign exchange losses		260,161		218,702
Loss on foreign currency translation		30,348		47,315
Donations		1,549		844
Loss on disposal of accounts receivable		11,798		12,871
Loss on valuation of equity method investments		—		135
Loss on disposal of property, plant and equipment		1,054		119
Loss on disposal of available-for-sale securities		35
Ramp up cost (Note 4)		18,043		7,147
Others		429		34

		449,176		365,842

Income(loss) before income tax benefit		(809,637)		60,143

Income tax benefit		(214,669)		(129,043)

Net income (loss)	(Won)	(594,968)	(Won)	189,186

Ordinary income(loss) per share (Note 10)	(Won)	(1,663)	(Won)	568

Earnings(loss) per share (Note 10)	(Won)	(1,663)	(Won)	568

Diluted ordinary income(loss) per share (Note 10)	(Won)	(1,663)	(Won)	568

Diluted earnings(loss) per share (Note 10)	(Won)	(1,663)	(Won)	568

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2006 and 2005

(Unaudited)

(in millions of Korean won)

	2006		2005
Cash flows from operating activities
Net income(loss)	(Won)	(594,968)	(Won)	189,186

Adjustments to reconcile net income(loss) to net cash provided by operating activities
Depreciation		1,878,125		1,254,722
Amortization of intangible assets		37,954		34,225
Provision for severance benefits		39,364		34,950
Loss(gain) on foreign currency translation, net		(38,476)		6,484
Loss on disposal of available-for-sale securities		35		—
Gain on disposal of property, plant and equipment, net		566		70
Amortization of discount on debentures		27,042		20,394
Loss(gain) on valuation of equity method investments		(3,775)		135
Stock compensation cost		—		35
Others		30,979		16,321

		1,971,814		1,367,336

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(74,461)		(404,252)
Decrease(increase) in inventories		(457,501)		80,406
Decrease(increase) in other accounts receivable		(20,808)		6,638
Decrease in accrued income		712		166
Decrease in advance payments		2,232		3,951
Decrease(increase) in prepaid expenses		(2,303)		16,783
Decrease(increase) in prepaid value added tax		48,815		(15,212)
Increase in current deferred income tax assets		(36,352)		(14,940)
Decrease in other current assets		24,060		68,789
Increase in long-term prepaid expenses		(71,805)		(41,759)
Increase in non-current deferred income tax assets		(188,300)		(128,701)
Increase in trade accounts and notes payable		193,604		150,432
Increase(decrease) in other accounts payable		(59,042)		60,744
Increase in advances received		10,435		69,783
Increase(decrease) in withholdings		(7,304)		296
Increase(decrease) in accrued expenses		32,381		(62,940)
Increase in long-term accured expenses		265		—
Decrease in income taxes payable		(15,708)		(69,696)
Decrease in warranty reserve		(28,477)		(14,788)
Decrease in other current liabilities		(9)		(40,026)
Accrued severance benefits transferred from affiliated company, net 2,947		1,329
Payment of severance benefits		(24,044)		(14,886)
Decrease in severance insurance deposits		10,025		6,043
Decrease in contributions to the National Pension Fund		24		67
Increase(decrease) in deferred income tax liabilities		(449)		26
Increase(decrease) in consolidation adjustments, net		(22,148)		4,383

		(683,211)		(337,364)

Net cash provided by operating activities		693,635		1,219,158

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2006 and 2005

(Unaudited)

(in millions of Korean won)

	2006		2005
Cash flows from investing activities
Acquisition of equity-method investments	(Won)	—	(Won)	(2,683)
Acquisition of available-for-sale securities		(53)		(231)
Proceeds from disposal of available-for-sale securities		349		—
Proceeds from non-current guarantee deposits		10,277		158
Payments of non-current guarantee deposits		(4,632)		(4,960)
Acquisition of property, plant and equipment		(2,745,098)		(2,786,520)
Proceeds from disposal of property, plant and equipment		1,736		2,727
Acquisition of intangible assets		(5,363)		(10,149)
Increase in other current assets		(7)		(11)

Net cash used in investing activities		(2,742,791)		(2,801,669)

Cash flows from financing activities
Repayment of short-term borrowings		—		(134,606)
Proceeds from short-term borrowings		112,626		—
Repayment of current maturities of long-term debts		(240,312)		(5,872)
Proceeds from issuance of debentures		399,600		873,684
Proceeds from issuance of long-term debts		669,537		216,343
Proceeds from issuance of common stock		—		1,401,179

Net cash provided by financing activities		941,451		2,350,728

Net increase(decrease) in cash and cash equivalents		(1,107,705)		768,217
Cash and cash equivalents
Beginning of the period		1,579,452		1,361,239

End of the period	(Won)	471,747	(Won)	2,129,456

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

1.	The Companies

The accompanying consolidated financial statements include the accounts of LG. Philips LCD Co., Ltd. (the “Controlling Company”) and its consolidated subsidiaries. The general information on the Controlling Company and its consolidated subsidiaries is described below.

The Controlling Company

LG.Philips LCD Co., Ltd. was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for proceeds of (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 748,800,000.

Consolidated Subsidiaries

Consolidated subsidiaries as of September 30, 2006, are as follows:

	Total issued and outstanding shares		No. of shares owned by the Controlling Company		Percentage of Ownership (%)
Overseas Subsidiaries
LG.Philips LCD America, Inc.	5,000,000		5,000,000		100
LG.Philips LCD Japan Co., Ltd.	1,900		1,900		100
LG.Philips LCD Germany GmbH	960,000		960,000		100
LG.Philips LCD Taiwan Co., Ltd.	11,550,000		11,549,994		100
LG.Philips LCD Nanjing Co., Ltd.	—	[1]	—	[1]	100
LG.Philips LCD Hong Kong Co., Ltd.	115,000		115,000		100
LG.Philips LCD Shanghai Co., Ltd.	—	[1]	—	[1]	100
LG.Philips LCD Poland Sp.zo.o.	769,040		769,040		100
LG.Philips LCD Guangzhou Co.,Ltd	—	[1]	—	[1]	100

1No shares have been issued in accordance with the local laws and regulations.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

The primary business activities of the consolidated subsidiaries are as follows:

(1)	LG.Philips LCD America, Inc. (LPLA)

LPLA was incorporated in California, U.S.A. in September 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2006 and December 31, 2005, its capital stock amounted to US$ 5 million and is wholly owned by LG.Philips LCD Co., Ltd.

(2)	LG.Philips LCD Japan Co., Ltd. (LPLJ)

LPLJ was incorporated in Tokyo, Japan in October 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2006 and December 31, 2005, its capital stock amounted to JP¥ 95 million and is wholly owned by LG.Philips LCD Co., Ltd.

(3)	LG.Philips LCD Germany GmbH (LPLG)

LPLG was incorporated in Düsseldorf, Germany in November 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2006 and December 31, 2005, its capital stock amounted to EUR 1 million and is wholly owned by LG.Philips LCD Co., Ltd.

(4)	LG.Philips LCD Taiwan Co., Ltd. (LPLT)

LPLT was incorporated in Taipei, Taiwan in April 1999, to sell TFT-LCD products and its shares were acquired by the Company in May 2000. As of September 30, 2006 and December 31, 2005, its capital stock amounted to NTD 116 million and is wholly owned by LG.Philips LCD Co., Ltd.

(5)	LG.Philips LCD Nanjing Co., Ltd. (LPLNJ)

LPLNJ was incorporated in Nanjing, China in July 2002, to manufacture and sell TFT-LCD products. As of September 30, 2006 and December 31, 2005, its capital stock amounted to CNY 1,380 million and CNY 1,069 million is wholly owned by LG. Philips LCD Co., Ltd.

(6)	LG.Philips LCD Hong Kong Co., Ltd. (LPLHK)

LPLHK was incorporated in Hong Kong in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2006 and December 31, 2005, its capital stock amounted to HK$ 12 million and is wholly owned by LG.Philips LCD Co., Ltd.

(7)	LG.Philips LCD Shanghai Co., Ltd. (LPLSH)

LPLSH was incorporated in Shanghai, China in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2006 and December 31, 2005, its capital stock amounted to CNY 4 million and is wholly owned by LG.Philips LCD Co., Ltd.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

(8)	LG.Philips LCD Poland Sp. zo.o. (LPLWR)

LPL Poland was incorporated in Poland on September 6, 2005, to manufacture and sell the TFT-LCD products of LG. Philips LCD Co., Ltd. As of September 30, 2006 and December 31, 2005, its capital stock amounted to (Won)23,965 million and (Won) 16 million is 100% owned by LG. Philips LCD Co., Ltd.

(9)	LG.Philips LCD Guangzhou Co., Ltd. (LPLGZ)

LPL Guangzhou was incorporated in Guangzhou, China on June 30, 2006, to manufacture and sell the TFT-LCD products of LG. Philips LCD Co., Ltd. As of September 30, 2006, its capital stock amounted to CNY 316 million and is 100% owned by LG. Philips LCD Co., Ltd.

Equity-method investee

The primary business activity of the equity-method investee follows:

(1)	Paju Electric Glass Co., Ltd. (PEG)

PEG was incorporated in Paju, Korea in January 2005, to produce electric glass. As of September 30, 2006 and December 31, 2005, its capital stock amounted to (Won)36,000 million and 40% shares of PEG are owned by LG.Philips LCD Co., Ltd.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

Consolidated Subsidiaries

A summary of financial data of the consolidated subsidiaries, prior to the elimination of intercompany transactions, follows:

Condensed Balance Sheets

(in millions of Korean won)

	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.		LG.Philips LCD Nanjing Co., Ltd.
Current assets	(Won)	195,912	(Won)	539,815	(Won)	105,180	(Won)	306,368	(Won)	95,284
Non-current assets		4,410		1,246		984		3,662		375,688

Total assets	(Won)	200,322	(Won)	541,061	(Won)	106,164	(Won)	310,030	(Won)	470,972

Current liabilities	(Won)	191,518	(Won)	535,215	(Won)	101,203	(Won)	293,254	(Won)	118,538
Non-current liabilities		—		—		35		—		150,715

Total liabilities		191,518		535,215		101,238		293,254		269,253

Capital stock		6,082		1,252		1,088		4,189		177,854
Retained earnings		4,907		4,944		5,088		15,437		43,916
Capital adjustments		(2,185)		(350)		(1,250)		(2,850)		(20,051)

Total shareholders’ equity		8,804		5,846		4,926		16,776		201,719

Total liabilities and shareholders’ equity	(Won)	200,322	(Won)	541,061	(Won)	106,164	(Won)	310,030	(Won)	470,972

(in millions of Korean won)

	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp. zo.o.		LG.Philips LCD Guangzhou Co., Ltd		Total
Current assets	(Won)	173,506	(Won)	276,854	(Won)	11,038	(Won)	37,500	(Won)	1,741,457
Non-current assets		394		243		75,431		190		462,248

Total assets	(Won)	173,900	(Won)	277,097	(Won)	86,469	(Won)	37,690	(Won)	2,203,705

Current liabilities	(Won)	168,101	(Won)	273,626	(Won)	66,166	(Won)	112	(Won)	1,747,733
Non-current liabilities		25		—		265		—		151,040

Total liabilities		168,126		273,626		66,431		112		1,898,773

Capital stock		1,736		596		23,965		38,264		255,026
Retained earnings		4,719		3,426		(3,791)		(221)		78,425
Capital adjustments		(681)		(551)		(136)		(465)		(28,519)

Total shareholders’ equity		5,774		3,471		20,038		37,578		304,932

Total liabilities and shareholders’ equity	(Won)	173,900	(Won)	277,097	(Won)	86,469	(Won)	37,690	(Won)	2,203,705

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

Condensed Statements of Operations

(in millions of Korean won)

	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.		LG.Philips LCD, Nanjing Co., Ltd.
Sales	(Won)	745,137	(Won)	1,098,207	(Won)	925,782	(Won)	1,948,838	(Won)	1,624,861
Cost of sales		734,514		1,082,807		917,096		1,926,340		1,574,211

Gross profit		10,623		15,400		8,686		22,498		50,650
Selling and administrative expenses		8,483		7,930		5,748		6,723		42,383

Operating income (loss)		2,140		7,470		2,938		15,775		8,267
Non-operating income (expense)		(1,368)		(2,426)		(622)		(7,930)		252

Ordinary income (loss)		772		5,044		2,316		7,845		8,519
Income tax expense		309		2,454		1,169		2,167		(34)

Net income (loss)	(Won)	463	(Won)	2,590	(Won)	1,147	(Won)	5,678	(Won)	8,553

(in millions of Korean won)

	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp. zo.o.		LG.Philips LCD Guangzhou Co., Ltd		Total
Sales	(Won)	727,409	(Won)	765,302	(Won)	2	(Won)	—	(Won)	7,835,538
Cost of sales		719,952		759,219		—		—		7,714,139

Gross profit		7,457		6,083		2		—		121,399
Selling and administrative expenses		5,115		5,542		5,497		221		87,642

Operating income (loss)		2,342		541		(5,495)		(221)		33,757
Non-operating income (expense)		499		831		1,711		—		(9,053)

Ordinary income (loss)		2,841		1,372		(3,784)		(221)		24,704
Income tax expense		389		481		—		—		6,935

Net income (loss)	(Won)	2,452	(Won)	891	(Won)	(3,784)	(Won)	(221)	(Won)	17,769

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company and its consolidated subsidiaries (collectively referred to as the “consolidated companies”) in the preparation of the accompanying consolidated financial statements, are the same as those followed by the Company in its preparation of annual consolidated financial statements and are summarized below.

Basis of Consolidated Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position and results of operations, is not presented in the accompanying consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

3.	Financial Instruments

As of September 30, 2006 and December 31, 2005, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

4.	Inventories

Inventories as of September 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Finished products	(Won)	837,983	(Won)	355,532
Work-in-process		229,596		170,775
Raw materials		137,909		142,717
Supplies		91,583		66,142

		1,297,071		735,166
Less : Valuation loss		(148,785)		(44,381)

	(Won)	1,148,286	(Won)	690,785

For the nine-month period ended September 30, 2006, the Company recorded ramp-up cost of (Won)18,043 million to counter the unusual low volume of production.

5.	Short-Term Borrowings

Short-term borrowings as of September 30, 2006 and December 31, 2005, are as follows:

(in millions of Korean won)

	Creditor	Annual interest rates (%) as of September 30, 2006	2006		2005
Documents against acceptance of US$ 413 million (2005 : US$ 300 million)	Woori Bank and others	3M Libor + 0.5-07	(Won)	390,759	(Won)	303,904
General loans	Mizuho Bank and others	Tibor+0.4 Libor+0.5 - 0.7 Euribor+0.7
of US$ 15 million, JP¥ 1,250 million EUR 2 million, PLN11 million (2005 : US$ 5 million)				30,399		5,065

			(Won)	421,158	(Won)	308,969

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

6.	Long-Term Debts

Long-term debts as of September 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

	Annual interest rates (%) as of September 30, 2006	2006		2005
Won currency debentures
Non-guaranteed, payable through 2010	3.5 - 5.0	(Won)	1,550,000	(Won)	1,750,000
Private debentures, payable through 2011	5.3 - 5.9		600,000		200,000
Less : Current maturities			—		(200,000)
Discounts on debentures			(21,695)		(28,120)

			2,128,305		1,721,880

Foreign currency debentures
Floating rate notes, payable through 2007	3ML+0.6-3ML+1.0		284,385		304,913
Term notes, payable in 2006	3ML+1.0		77,001		82,559

			361,386		387,472
Less: Current maturities			(172,426)		(184,872)
Discount on debentures			(1,142)		(1,960)

			187,818		200,640

Convertible bonds¹
US dollar-denominated bonds, payable through 2010	—		483,780		483,780
Add : Call premium			84,613		84,613
Less : Discount on debentures			(2,289)		(2,724)
Conversion adjustment			(86,485)		(102,917)

			479,619		462,752

Total debentures		(Won)	2,795,742	(Won)	2,385,272

Won currency loans
General loans	5.9 - 6.1	(Won)	88,383	(Won)	117,800
	5.34		150,000		—
	3.50		14,386		8,620
Less : Current maturities			(39,267)		(29,417)

			213,502		97,003

Foreign currency loans
General loans	5.2 - 6.1		161,429		144,607
	3ML+1.0		16,534		17,727
	6ML+0.41, 3ML+0.47		377,920		—
	6ML+1.2		45,351		48,624
	3ML+1.35		94,480		101,300
	3ML+0.99		47,240		50,650
	3ML+0.35		94,480		—

Less : Current maturities			(40,003)		(29,214)

			797,431		333,694

Total long-term loans		(Won)	1,010,933	(Won)	430,697

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

¹On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of September 30, 2006, the number of non-converted common shares is 8,276,681.

As of September 30, 2006, the foreign currency debentures denominated in U.S. dollars amount to US$ 383 million (December 31, 2005 : US$ 383 million), while the foreign currency loans denominated in U.S. dollars and Chinese yuan renminbi amounted to US$ 854 million and CNY 260 million (December 31, 2005 : US$ 326 million and CNY 263 million), respectively.

Current maturities of long-term debts as of September 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

Type of borrowing	Annual interest rate (%) as of September 30, 2006	2006		2005
Long -term Korean won loans	5.9-6.1	(Won)	39,267	(Won)	29,417
Long-term Korean won debentures	6.0		—		200,000
Long-term foreign currency loans of US$ 43 million (2005: US$ 28 million)	3ML+1.0,		40,003		29,215
	6ML+1.2, 6.04
Long-term foreign currency debentures of US$ 182 million (2005: US$ 183 million)	3ML+1.0		172,426		184,872

			251,696		443,504
Less : Discount on debentures			(133)		(2,664)

		(Won)	251,563	(Won)	440,840

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

7.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives with the exercise price of (Won) 44,260 per share. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock. The exercise price has been subsequently adjusted from (Won) 44,260 to (Won) 44,050 per share due to the additional issuance of common stock in 2005. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs since April 7, 2005 is as follows:

	Number of shares under SARs
Option granted as of April, 7, 2005	(Won)	450,000
Options canceled ¹		40,000

Balance, September 30, 2006	(Won)	410,000

Exercise price per share	(Won)	44,050

¹Options canceled due to the retirement of an executive officer in 2005.

The Company did not recognize any compensation costs as market price is below the exercise price as of September 30, 2006.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

8.	Commitments and Contingencies

As of September 30, 2006, the Controlling Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of September 30, 2006, the Controlling Company has revolving credit facility agreements with several banks totaling (Won)300,000 million and US$100 million (December 31, 2005: (Won)450,000 million and US$100 million).

LG. Philips LCD America Inc. entered into a line of credit agreement, for up to US $10 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,300 million and NTD68 million, respectively, relating to their local tax payments.

As of September 30, 2006, the Controlling Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$1,150 million. The Controlling Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$145 million. The amount of negotiated foreign currency receivables outstanding as of September 30, 2006, is (Won)390,759 million (December 31, 2005: (Won)303,904 million). As of September 30, 2006, LG. Philips LCD Shanghai Co., Ltd. has an agreement with Standard Chartered Bank in relation to the selling of account receivables up to an aggregate of US$ 200 million and LG. Philips LCD Taiwan Co., Ltd. has agreements with China Trust Bank and Taishin Bank in relation to the selling of account receivables up to an aggregate of US$ 250 million. The amount of sold account receivables not matured is (Won)19,922 million for LG. Philips LCD Shanghai Co., Ltd. and (Won)79,629 million for LG. Philips LCD Taiwan Co., Ltd. as of September 30, 2006.

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest up to US$450 million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

As of September 30, 2006, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)354,205 million (December 31, 2005: (Won)272,571 million), of which the Company’s subordinated retained interest was (Won) 69,335 million (December 31, 2005 : (Won)52,532 million). Accordingly, (Won) 284,870 million (December 31, 2005: (Won)220,039 million) of accounts receivable balances, net of applicable allowances, was removed from the consolidated balance sheet at September 30, 2006. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)11,173 million for the nine-month period ended September 30, 2006.

As of September 30, 2006, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Philips Electronics.

The Controlling Company entered into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows:

(in millions)

Contracting party	Selling position	Buying position	Contract foreign exchange rate	Maturity date
HSBC and others	US$ 2,467	(Won)2,374,463	(Won)925.22:US$1- (Won)1,050.20:US$1	October 2, 2006 - September 6, 2007
Shinhan Bank and others	EUR 210	(Won)253,779	(Won)1,164.28:EUR1- (Won)1,277.94:EUR1	October 11, 2006 - June 13, 2007
HSBC and others	(Won)316,558	JP¥ 37,100	(Won)8.1530:JP¥1- (Won)9.3620:JP¥1	October 2, 2006 - June 12, 2007
Citibank and others	US$ 82	JP¥ 9,500	JP¥114.000:US$1- JP¥116.060:US$1	October 16, 2006 - February 14, 2007

As of September 30, 2006, the Controlling Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)54,869 million and (Won)20,834 million, respectively. Total unrealized gains and losses of (Won)2,379 million and (Won)2,835 million, respectively, were charged to operations for the nine-month period ended September 30, 2006, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to occur on September 6, 2007. The aggregate amount of all deferred gains and losses of (Won)52,490 million and (Won)17,999 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from September 30, 2006.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

For the nine-month period ended September 30, 2006, the Company recorded realized gains of (Won)201,617 million (2005: (Won)85,384 million) on foreign currency forward contracts upon settlement, and realized losses of (Won)61,892 million (2005: (Won)56,250 million).

The Controlling Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts follows :

(in millions)

Contracting party	Buying position	Selling position		Contract foreign exchange rate	Maturity date
ABN AMRO and others	US$250		—	3M Libor	October 12, 2006 - August 29, 2011
	—	(Won)	252,065	4.15% - 4.54%

As of September 30, 2006, unrealized losses of (Won)12,530 million were charged to loss on valuation.

For the nine-month period ended September 30, 2006, the Company recorded realized gains of (Won)(83) million (2005: (Won)219 million) and realized losses of (Won)15,024 million (2005: (Won)9,473 million) on cross-currency swap contracts upon settlement.

The Controlling Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured using quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts follows:

(in millions)

Contracting party	USD Put buying	USD Call selling	Strike price		Maturity date
KDB and others	US$ 50	US$ 100	(Won) (Won)	957.30:US$1- 966.50:US$1	May 21, 2007 - June 21, 2007

As of September 30, 2006, unrealized gains of (Won)708 million were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

The Controlling Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate notes.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

A summary of these contracts follows:

(in millions)

Contracting party	Contract amount	Contract foreign exchange rate		Maturity date
SC First Bank	US$ 150	Accept floating rate	6M Libor	May 21, 2009 - May 24, 2010
	—	Pay fix rate	5.375% - 5.644%

As of September 30, 2006, unrealized losses of (Won)2,554 million were charged to capital adjustment, as these contracts fulfill the requirements for hedge accounting for financial statement purposes.

The Controlling Company is facing several legal proceedings and claims arising from the ordinary course of business. In August 2002, the Controlling Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently, the Controlling Company filed a complaint against the customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Controlling Company in the United States District Court under the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. The Controlling Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In June 2006, the American Arbitration Association decided in favor of the Company.

In May 2004, the Controlling Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. On November 28, 2005, the Controlling Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom. On March 13, 2006, the Controlling Company appealed the decision at the Court of Appeals.

In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Controlling Company. On May 13, 2005, the Controlling Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. In July 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded US$52.4 million in damages to the Company.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

On September 20, 2005, the United States District Court under the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the Court granted the Controlling Company’s motion to include the dismissed claims in the case against Tatung and other defendants.

In January 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint against the Controlling Company in the United States District Court for the Northern District of Illinois.

The Controlling Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Controlling Company’s financial condition, results of operations or cash flows.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

9.	Deferred Income Tax Assets (Liabilities)

Deferred income tax assets (liabilities) as of September 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

	2006		2005
Inventories	(Won)	28,868	(Won)	8,570
Other current assets (liabilities)		2,730		(4,133)
Property, plant and equipment		39,423		34,762
Tax credit carryforwards		421,667		292,976
Deferred income taxes added to shareholders’ equity		(17,543)		(4,631)
Net loss carryforwards		208,897		—
Others		2,415		21,108

		686,457		348,652
Less: Valuation allowance		(125,617)		—

	(Won)	560,840	(Won)	348,652

As the Company anticipates that all tax benefits from the loss carryforwards and tax credits would not be fully realized, a valuation allowance amounting to (Won)125,617 million has been provided as of September 30, 2006.

10.	Earnings Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (loss) per share for the nine-month periods ended September 30, 2006 and 2005, are calculated as follows:

(in millions, except per share amounts)

	2006		2005
Net income (loss) as reported on the statements of operations	(Won)	(594,968)	(Won)	189,186
Weighted-average number of common shares outstanding		358		333

Earnings(loss) per share	(Won)	(1,663)	(Won)	568

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

The Company has issued no diluted securities until convertible bonds were issued on April 19, 2005. Diluted loss per share is identical to basic loss per share and diluted ordinary loss per share to basic ordinary loss per share as the Company recorded net loss and ordinary loss during the nine-month periods ended September 30, 2006. Additionally, diluted earnings per share is identical to basic earnings per share and diluted ordinary income per share to basic ordinary income per share as convertible bonds have no dilutive effect for nine-month period ended September 30, 2005

Additionally, earnings per share for the year ended December 31, 2005, were as follows:

	Year ended December 31, 2005
Basic earnings per share	(Won)	1,523
Diluted earnings per share	(Won)	1,523

11.	Related Party Transactions

The Controlling Company’s ultimate parent is LG Corporation, while its parent company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the ordinary course of business with related companies for the nine-month periods ended September 30, 2006 and 2005, and the related account balances outstanding as of September 30, 2006 and December 31, 2005, are summarized as follows:

Between LG.Philips LCD and consolidated subsidiaries

(in millions of Korean won)

	2006		2005
Sales[1]	(Won)	6,050,730	(Won)	5,513,571
Purchases[1]		83,572		9,196
Accounts receivable[2]		1,477,610		1,237,187
Accounts payable[2]		20,084		12,004

1Includes sales and purchases of property, plant and equipment.

2Includes other accounts receivable and other accounts payable.

Between consolidated subsidiaries

(in millions of Korean won)

	2006		2005
Accounts receivable and payable	(Won)	19,164	(Won)	571,104
Sales and purchases		1,388,502		2,734,639

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, for the nine-month periods ended September 30, 2006 and 2005, and as of September 30, 2006 and December 31, 2005, are summarized as follows:

(in millions of Korean won)

	Sales¹				Purchases ¹
	2006		2005		2006		2005
Parents companies
LG Electronics Inc	(Won)	1,296,209	(Won)	1,340,684	(Won)	121,267	(Won)	118,912
Philips		898,952		964,794		56,819		34,382
Company that has significant influence over the Company
LG Corporation		—		—		9,327		7,939
Equity-method investee
Paju Electric Glass Co., Ltd.		6		—		96,552		—
Other related parties
LG Chem Ltd.		—		—		517,710		451,017
LG International		625,652		420,874		918,447		960,466
Serveone		281		—		130,632		94,093
Micron Ltd.		139		—		77,620		86,270
LG CNS		5		—		87,076		79,372
Others		30,247		53,603		92,022		38,118

Total	(Won)	2.851,491	(Won)	2,779,955	(Won)	2,107,693	(Won)	1,870,569

(in millions of Korean won)

	Receivables				Payables
	2006		2005		2006		2005
Parent companies
LG Electronics Inc.	(Won)	401,740	(Won)	219,327	(Won)	22,065	(Won)	66,751
Philips		160,643		176,599		7,446		4,548
Company that has significant influence over the Company
LG Corporation		2,395		10,970				1,692
Equity-method investee
Paju Electric Glass Co., Ltd.		—		—		18,491		—
Other related parties
LG Chem Ltd.		—		—		137,415		72,319
LG International		39,637		47,515		196,353		198,422
Serveone		2,373		—		27,884		36,792
Micron Ltd.		—		—		32,222		55,234
LG CNS		—		—		7,664		32,370
Others		9,274		22,320		30,117		9,790

Total	(Won)	616,062	(Won)	476,731	(Won)	479,657	(Won)	477,918

¹ Includes sale of property, plant and equipment amounting to (Won)788 million

¹ Includes purchases of property, plant and equipment amounting to (Won)774,536 million.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2006 and 2005

(Unaudited)

Key management¹ compensation costs for the nine-month period ended September 30, 2006, are as follows:

(in millions for Korean won)

Officers’ salaries	(Won)	1,218
Post-retirement benefits		301

	(Won)	1,519

¹Key management herein refers to the directors who have significant control and responsibilities on the Controlling Company’s operations and business. Total ceiling for compensation for such directors in 2006 is (Won)13.4 billion.

12.	Segment Information

The Company operates only one segment, the TFT-LCD division whose export sales represent about 92% of total sales for nine-month period ended September 30, 2006.

The following is a summary of operations by country based on the location of the customers for the nine-month periods ended September 30, 2006 and 2005:

(in millions of Korean won)

Sales	Domestic		Asia		America		Europe		Others		Total
2006	(Won)	619,800	(Won)	4,644,432	(Won)	744,019	(Won)	1,188,072	(Won)	362,583	(Won)	7,558,906

2005	(Won)	669,325	(Won)	4,783,256	(Won)	696,580	(Won)	961,058	(Won)	2,664	(Won)	7,112,883

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share data)

	December 31, 2005		September 30, 2006		(Note 2) September 30, 2006
Assets
Current assets
Cash and cash equivalents	(Won)	1,579,452	(Won)	471,747	$498,675
Accounts receivable, net
Trade, net		790,168		714,477	755,261
Due from affiliates		476,731		616,062	651,228
Others, net		66,202		86,968	91,932
Inventories		689,577		1,147,575	1,213,081
Deferred income taxes		5,414		39,175	41,411
Prepaid expense		23,467		42,962	45,414
Prepaid value added tax		131,230		82,415	87,119
Other current assets		84,524		74,904	79,180

Total current assets		3,846,765		3,276,285	3,463,301

Long-term prepaid expenses		83,112		138,734	146,653
Property, plant and equipment, net		9,234,104		9,663,242	10,214,844
Deferred income taxes		357,453		525,661	555,667
Intangibles, net		43,374		45,380	47,970
Other assets		51,746		46,306	48,949

Total assets	(Won)	13,616,554	(Won)	13,695,608	$14,477,384

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	308,969	(Won)	421,158	$445,199
Current portion of long-term debt		442,140		251,695	266,062
Trade accounts and notes payable
Trade		577,755		653,666	690,979
Due to affiliates		115,833		227,777	240,779
Other accounts payable
Others		1,121,042		726,291	767,749
Due to affiliates		353,514		249,567	263,813
Accrued expenses		69,968		102,349	108,191
Income taxes payables		21,788		5,872	6,207
Other current liabilities		133,950		152,156	160,841

Total current liabilities		3,144,959		2,790,531	2,949,820

Long-term debt, net of current portion		2,851,353		3,801,984	4,019,011
Long-term accrued expense		2,833		4,039	4,270
Accrued severance benefits, net		43,207		71,521	75,604

Total liabilities		6,042,352		6,668,075	7,048,705

Commitments and contingencies (Note 7)

Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 358 million shares at December 31, 2005 and September 30, 2006		1,789,078		1,789,078	1,891,203

Capital Surplus		2,243,800		2,246,253	2,374,475

Retained earnings		3,542,691		2,994,673	3,165,613

Accumulated other comprehensive income		(1,367)		(2,471)	(2,612)

Total stockholders’ equity		7,574,202		7,027,533	7,428,679

Total liabilities and stockholders’ equity	(Won)	13,616,554	(Won)	13,695,608	$14,477,384

The accompanying notes are an integral part of these consolidated financial statements.

2

LG.Philips LCD Co., Ltd.

Consolidated Statements of Operations

(Unaudited)

(in millions of Korean won and thousands of US dollars, except for per share amount)

	For the three month periods ended September 30,				For the nine month periods ended September 30,
	2005		2006		2005		2006		2006
									(Note 2)
Sales
Related parties	(Won)	1,068,773	(Won)	1,056,727	(Won)	2,779,955	(Won)	2,851,491	$3,014,261
Others		1,671,734		1,716,047		4,332,928		4,707,415	4,976,126

		2,740,507		2,772,774		7,112,883		7,558,906	7,990,387

Cost of sales		2,364,366		3,008,521		6,613,579		7,834,173	8,281,367

Gross profit		376,141		(235,747)		499,304		(275,267)	(290,980)

Selling, general and administrative expenses		137,490		141,829		350,047		434,860	459,683

Operating income (loss)		238,651		(377,576)		149,257		(710,127)	(750,663)

Other income (expense)
Interest income		15,446		5,151		36,487		23,536	24,879
Interest expense		(27,451)		(43,979)		(81,149)		(117,672)	(124,389)
Foreign exchange gain (loss), net		(9,568)		5,123		(33,016)		35,701	37,739
Rental income		—		1,850		—		5,893	6,229
Others, net		(1,021)		1,491		(527)		13,974	14,771

Total other income (expense)		(22,594)		(30,364)		(78,205)		(38,568)	(40,771)

Income before income taxes (loss)		216,057		(407,940)		71,052		(748,695)	(791,434)

Provision (benefit) for income taxes		(21,952)		(100,449)		(110,882)		(200,677)	(212,132)

Net income (loss)	(Won)	238,009	(Won)	(307,491)	(Won)	181,934	(Won)	(548,018)	$(579,302)

Net income (loss) per common share
Basic	(Won)	682	(Won)	(860)	(Won)	546	(Won)	(1,532)	$(1.62)
Diluted	(Won)	677	(Won)	(860)	(Won)	546	(Won)	(1,532)	$(1.62)

The accompanying notes are an integral part of these consolidated financial statements.

3

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

(in millions of Korean won)

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

Issuance of Common Stock	32,500,000		162,499		1,238,679								1,401,178
Unearned Compensation
Stock compensation expense							2,597						2,597
Comprehensive income :
Net income									181,934				181,934
Cumulative translation adjustment, net of tax											6,321		6,321
Net unrealized gains on derivative, net of tax											(72,153)		(72,153)

Total comprehensive income													116,102

Balance as of September 30, 2005	357,815,700	(Won)	1,789,078	(Won)	2,250,950	(Won)	(7,734)	(Won)	3,182,976	(Won)	(32,092)	(Won)	7,183,178

Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

Stock compensation expense							2,453						2,453
Comprehensive income :
Net loss									(548,018)				(548,018)
Cumulative translation adjustment, net of tax											(16,867)		(16,867)
Net unrealized gains on derivative, net of tax											15,763		15,763

Total comprehensive income													(549,122)

Balance as of September 30, 2006	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(4,859)	(Won)	2,994,673	(Won)	(2,471)	(Won)	7,027,533

(in thousands of US dollars) (Note 2)

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2005	325,315,700		$1,891,203		$2,379,611		$(7,729)		$3,744,915		$(1,445)		$8,006,555

Stock compensation expense							2,593						2,593
Comprehensive income :
Net loss									(579,302)				(579,302)
Cumulative translation adjustment, net of tax											(17,830)		(17,830)
Net unrealized gains on derivative, net of tax											16,663		16,663

Total comprehensive income													(580,469)

Balance as of September 30, 2006	325,315,700		$1,891,203		$2,379,611		$(5,136)		$3,165,613		$(2,612)		$7,428,679

The accompanying notes are an integral part of these consolidated financial statements.

4

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean won and thousands of US dollars)

	For the nine month periods ended September 30,
	2005		2006		2006
					(Note 2)
Cash flows from operating activities:

Net income (loss)	(Won)	181,934	(Won)	(548,018)	$(579,300)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		1,255,835		1,886,696	1,994,393
Provision for severance benefits		34,949		39,364	41,611
Foreign exchange loss (gain), net		15,071		(67,867)	(71,741)
Amortization of intangible assets		5,242		4,978	5,262
Loss on disposal of property, plant and equipment, net		70		567	599
Amortization of debt issuance cost		4,291		3,379	3,572
Decrease in deferred income taxes assets, net		(137,008)		(210,804)	(222,837)
Others, net		52,858		26,633	28,151

Change in operating assets and liabilities:
Increase in accounts receivable		(456,946)		(74,461)	(78,711)
Decrease (increase) in inventories		80,273		(457,998)	(484,142)
Decrease (increase) in other current assets		92,080		(25,863)	(27,339)
Increase in trade accounts and notes payable		148,897		173,454	183,355
Increase (Decrease) in other accounts payable		58,293		(59,042)	(62,412)
(Decrease) increase in accrued expenses		(62,940)		52,531	55,530
Decrease in other current liabilities		(55,811)		(49,898)	(52,746)

Net cash provided by operating activities		1,217,088		693,651	733,245

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(706,699)		(774,536)	(818,748)
Purchase from others		(2,079,821)		(1,970,561)	(2,083,045)
Proceeds from sales of property, plant and equipment		2,726		1,736	1,835
Purchase of intangible assets		(10,147)		(5,363)	(5,669)
Others, net		(7,727)		5,933	6,272

Net cash used in investing activities		(2,801,668)		(2,742,791)	(2,899,355)

Cash flows from financing activities:
Proceeds (repayment on) from short-term borrowings		(134,606)		112,626	119,055
Proceeds from issuance of long-term debt		1,090,026		1,069,136	1,130,165
Repayment on long-term debt		(5,872)		(240,312)	(254,030)
Proceeds from issuance of common stock		1,401,180		—	—

Net cash provided by financing activities		2,350,728		941,450	995,190

Effect of exchange rate changes on cash and cash equivalents		2,069		(15)	(16)

Net increase (decrease) in cash and cash equivalents		768,217		(1,107,705)	(1,170,936)
Cash and cash equivalents:
Beginning of period		1,361,239		1,579,452	1,669,611

End of period	(Won)	2,129,456	(Won)	471,747	$498,675

The accompanying notes are an integral part of these consolidated financial statements.

5

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2005

1.	Basis of presentation

The accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the Consolidated Financial Statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) and related notes thereto for the year ended December 31, 2005. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair statement of results for these interim periods. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

2.	United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)946.0: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on September 29, 2006. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

3.	Inventories

Inventories at December 31, 2005 and September 30, 2006 comprise the following:

(in millions of Korean won)

	December 31, 2005		September 30, 2006
Finished products	(Won)	328,823	(Won)	732,141
Work in process		166,839		198,242
Raw materials		193,915		217,192

	(Won)	689,577	(Won)	1,147,575

4.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the nine month periods ended September 30, 2005 and 2006, 339 and 407 foreign currency forward contracts were designated as cash flow hedges, respectively. During the nine month periods ended September 30, 2005 and 2006, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)(25,294) million and (Won)34,491 million, were recorded in other comprehensive income. The deferred gains of (Won)34,491 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

6

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2005

Derivatives for trading

For the nine month periods ended September 30, 2005 and 2006, the Company recorded realized exchange gains of (Won)25,336 million and (Won)65,266 million and realized exchange losses of (Won)47,803 million and (Won)35,066 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the nine month periods ended September 30, 2005 and 2006, the Company recorded unrealized gains of (Won)5,452 million and (Won)3,087 million and unrealized losses of (Won)25,337 million and (Won)17,919 million, respectively, relating to these derivative contracts designated for trading.

5.	Stockholder’s equity

In July 2005, pursuant to a Form F-1 registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of ADSs for gross proceed of US $1,189,656 thousands ((Won)1,220,706 million). In July 2005, pursuant to the underwriting agreement dated July 21, 2005, the Company sold 4,600,000 shares of common stock in the form of ADSs for gross proceeds of US $196,144 thousands ((Won)201,263 million).

The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to Korean Securities and Exchange Act. Employees purchased the shares through ESOA with the loan provided by the Company at the initial public offering price ((Won)34,500) and put under individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the nine month period ended September 30, 2006, the Company recorded compensation expense of (Won)2,453 million.

6.	Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

7

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2005

The following table shows total stock-based compensation expense included in the consolidated statement of operations:

(in millions of Korean won)

	September 30, 2006
Cost of goods sold	(Won)	553
Selling general and administrative		388
Income tax benefits		(396)

Total stock-based compensation expense		545

There were no capitalized stock-based compensation costs at September 30, 2006

In connection with the adoption of SFAS 123(R), the company assessed its valuation technique and related assumptions. The company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected managements who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company under SFAS 123(R).

7.	Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision

Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In June 2006, the American Arbitration Association decided in favor of the Company. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also

8

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2005

filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs in the United States District of Delaware. On July 27, 2006, the United States District of Delaware jury acknowledged the patent infringement charges against Chungwha Picture Tubes with damage of US$52.4 million. On September 20, 2005, the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the company has revised its claim and has refilled the above complaint including the side mounting patents. On January 9, 2006, New Medium Technologies, AV Technologies, IP Innovation and Technology Licensing filed a suit in the Northern District Court of Illinois Eastern Division, charging the Company of violating patents regarding the space scan modulation of displays.

The Company’s management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms, with automatic renewals. These agreements expired in 2004. The Company has reentered into a formal master agreement with Philips.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

The Company has bank overdraft agreements with various banks amounting to (Won)59,000 million and has a Revolving Credit Facility Agreements with Shinhan Bank and others amounting to (Won)300,000 million and US$100 million at September 30, 2006. The Company has a zero balance with respect to these facilities at September 30, 2006.

LG. Philips LCD America, Inc. has entered into a line of credit agreement, up to US $10 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. And LG.Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,300 million and NTD 68 million relating to its local tax payments.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)39,721 million and (Won)21,637 million for the nine month periods ended September 30, 2005 and September 30, 2006 respectively.

9

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2005

8.	Net Income (loss) Per Share

Net income (loss) per share for the nine month periods ended September 30, 2005 and 2006 is calculated as follows:

(In millions, except for per share amount)

	2005		2006
Net income (loss) as reported on the Income statements	(Won)	181,934	(Won)	(548,018)
Weighted-average number of common shares outstanding		333		358

Net income (loss) per share	(Won)	546	(Won)	(1,532)

Convertible bonds, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

9.	Supplemental Cash Flows Information

Supplemental cash flows information for the nine month periods ended September 30, 2005 and 2006 is as follows:

(in millions of Korean won)

	2005		2006
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,313,703	(Won)	663,569

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: November 14, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer